UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72552 / July 8, 2014

Admin. Proc. File No. 3-15863

In the Matter of

ATS CORPORATION,
CLEAR SKIES SOLAR, INC.,
DEBUT BROADCASTING CORPORATION, INC.,
PHYSICIANS HEALTHCARE
    MANAGEMENT GROUP, INC.,
TECHNIPOWER SYSTEMS, INC. (a/k/a
    SOLOMON TECHNOLOGIES, INC.),
THEATER XTREME ENTERTAINMENT GROUP, INC.,
WORLDGATE COMMUNICATIONS, INC., and
YTB INTERNATIONAL, INC. (a/k/a 1803
    INTERNATIONAL, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by ATS Corporation, Clear Skies Solar, Inc., Debut Broadcasting Corporation, Inc., Physicians Healthcare Management Group, Inc., Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.), Theater Xtreme Entertainment Group, Inc., WorldGate Communications, Inc., and YTB International, Inc. (a/k/a 1803 International, Inc.), and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final

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[1]   17 C.F.R. § 201.360(d).

[2]   *ATS Corp., Clear Skies Solar, Inc., Debut Broad. Corp., Inc., Physicians Healthcare Mgmt. Group, Inc., Technipower Sys., Inc. (a/k/a Solomon Technologies, Inc.), Theater Xtreme Entm't Group, Inc., WorldGate Commc'ns, Inc., and YTB Int'l, Inc. (a/k/a 1803 Int'l , Inc.)*, Initial Decision Rel. No. 601 (May 23, 2014), 108 SEC Docket 19, 2014 WL 2153789. The stock symbols and Central Index Key numbers are: 1325460 for ATS Corporation; CSKH and 1402857 for Clear Skies Solar, Inc.; DBTB and 1254371 for Debut Broadcasting Corporation, Inc.; PHYH and 1528006 for Physicians Healthcare Management Group, Inc.; TECZ and

decision of the Commission with respect to ATS Corporation, Clear Skies Solar, Inc., Debut Broadcasting Corporation, Inc., Physicians Healthcare Management Group, Inc., Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.), Theater Xtreme Entertainment Group, Inc., WorldGate Communications, Inc., and YTB International, Inc. (a/k/a 1803 International, Inc.). The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of ATS Corporation, Clear Skies Solar, Inc., Debut Broadcasting Corporation, Inc., Physicians Healthcare Management Group, Inc., Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.), Theater Xtreme Entertainment Group, Inc., WorldGate Communications, Inc., and YTB International, Inc. (a/k/a 1803 International, Inc.), is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

1240722 for Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.); TXEGQ and 1089775 for Theater Xtreme Entertainment Group, Inc.; WGATQ and 1030058 for WorldGate Communications, Inc.; and YTBLQ and 852766 for YTB International, Inc. (a/k/a 1803 International, Inc.).

INITIAL DECISION RELEASE NO. 601
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15863

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
ATS CORPORATION,	:	INITIAL DECISION MAKING
CLEAR SKIES SOLAR, INC.,	:	FINDINGS AND REVOKING
DEBUT BROADCASTING CORPORATION, INC.,	:	REGISTRATIONS BY DEFAULT
PHYSICIANS HEALTHCARE	:	May 23, 2014
MANAGEMENT GROUP, INC.,	:	
TECHNIPOWER SYSTMES, INC. (a/k/a	:	
SOLOMON TECHNOLOGIES, INC.),	:	
THEATER XTREME ENTERTAINMENT GROUP, INC.,	:	
WORLDGATE COMMUNICATIONS, INC., and	:	
YTB INTERNATIONAL, INC. (a/k/a	:	
1803 INTERNATIONAL, INC.)	:	

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of ATS Corporation, Clear Skies Solar, Inc., Debut Broadcasting Corporation, Inc., Physicians Healthcare Management Group, Inc., Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.), Theater Xtreme Entertainment Group, Inc., WorldGate Communications, Inc., and YTB International, Inc. (a/k/a 1803 International, Inc.) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 7, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 9, 2014.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ATS Corporation (CIK No. 1325460)[2] is a Delaware corporation located in McLean, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ATS Corporation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011.

Clear Skies Solar, Inc. (CIK No. 1402857), is a void Delaware corporation located in Farmingdale, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clear Skies Solar, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $3,163,652 for the prior nine months. As of May 1, 2014, the company's stock (symbol "CSKH") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Debut Broadcasting Corporation, Inc. (CIK No. 1254371), is a defaulted Nevada corporation located in Nashville, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Debut Broadcasting Corporation, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $411,205 for the prior nine months. As of May 1, 2014, the company's stock (symbol "DBTB") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Physicians Healthcare Management Group, Inc. (CIK No. 1528006), is a Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Physicians Healthcare Management Group, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $5,238,240 since the company's February 14, 2005, inception. Moreover, the company has never filed a Form 10-K. As of May 1, 2014, the company's stock (symbol "PHYH") was quoted on OTC Link, had

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.) (CIK No. 1240722), is a void Delaware corporation located in Danbury, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $5,120,887 for the prior nine months. As of May 1, 2014, the company's stock (symbol "TECZ") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Theater Xtreme Entertainment Group, Inc. (CIK No. 1089775), is a dissolved Florida corporation located in Newark, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $987,815 for the prior three months. As of May 1, 2014, the company's stock (symbol "TXEGQ") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WorldGate Communications, Inc. (CIK No. 1030058), is a forfeited Delaware corporation located in Trevose, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WorldGate Communications, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $4,470,000 for the prior nine months. On March 30, 2012, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was still pending as of March 10, 2014. As of May 1, 2014, the company's stock (symbol "WGATQ") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

YTB International, Inc. (a/k/a 1803 International, Inc.) (CIK No. 852766), is a Delaware corporation located in Wood River, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $668,000 for the prior three months. On March 1, 2013, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Illinois, and although the Court approved and ordered the sale of all the company's assets to Jamraval, Inc., the case was still pending as of March 10, 2014. As of May 1, 2014, the company's stock (symbol "YTBLQ") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225.   Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of ATS Corporation is REVOKED;

the REGISTRATION of the registered securities of Clear Skies Solar, Inc., is REVOKED;

the REGISTRATION of the registered securities of Debut Broadcasting Corporation, Inc., is REVOKED;

the REGISTRATION of the registered securities of Physicians Healthcare Management Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Technipower Systems, Inc. (a/k/a Solomon Technologies, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Theater Xtreme Entertainment Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of WorldGate Communications, Inc., is REVOKED; and

the REGISTRATION of the registered securities of YTB International, Inc. (a/k/a 1803 International, Inc.), is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[3]

_____
Carol Fox Foelak
Administrative Law Judge

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[3] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013).